Filed by Equity Residential

ERP Operating Limited Partnership

(Commission File Nos.: 001-12252

000-24920)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AvalonBay Communities, Inc.

(Commission File No.: 001-12672)

Date: May 21, 2026

Investor Call Transcript

The below transcript is drawn from a joint conference call held on May 21, 2026 by Equity Residential (“Equity Residential”) and AvalonBay Communities, Inc. (“AvalonBay”) and regarding the pending merger of equals between Equity Residential and AvalonBay.

Call Participants

EXECUTIVES

Benjamin W. Schall

President, CEO & Director

AvalonBay Communities, Inc.

Mark J. Parrell

President, CEO & Trustee

Equity Residential

Marty McKenna

Senior Vice President of Investor and Public Relations

Equity Residential

ANALYSTS

Adam Kramer

Morgan Stanley, Research Division

Alex Kim

Zelman & Associates LLC

Alexander David Goldfarb

Piper Sandler & Co., Research Division

Eric Jon Wolfe

Citigroup Inc., Research Division

Haendel Emmanuel St. Juste

Mizuho Securities USA LLC, Research

Division

John Joseph Pawlowski

Green Street Advisors, LLC, Research

Division

John P. Kim

BMO Capital Markets Equity Research

Julien Blouin

Goldman Sachs Group, Inc., Research

Division

Michael Goldsmith

UBS Investment Bank, Research

Division

Nicholas Gregory Joseph

Citigroup Inc., Research Division

Nicholas Philip Yulico

Scotiabank Global Banking and

Markets, Research Division

Omotayo Tejumade Okusanya

Deutsche Bank AG, Research Division

Richard Allen Hightower

Barclays Bank PLC, Research Division

Richard Charles Anderson

Cantor Fitzgerald & Co., Research

Division

Stephen Thomas Sakwa

Evercore ISI Institutional Equities,

Research Division

Presentation

Operator

Good morning, ladies and gentlemen, and welcome to the AvalonBay Communities and Equity Residential’s Merger of Equals Joint Conference Call. [Operator Instructions]

Your host for today’s conference call is Marty McKenna, Senior Vice President of Investor and Public Relations at Equity Residential. You may begin your conference call.

Marty McKenna

Senior Vice President of Investor and Public Relations

Thank you.

Good morning, and thanks for joining us to discuss Equity Residential and AvalonBay’s merger deals. Our featured speakers today are Ben Schall, President and CEO of AvalonBay; and Mark Parrell, President and CEO of Equity Residential.

Both the press release and investor presentation are available on both companies’ investor websites. Please be advised that certain matters discussed during this conference call may constitute forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to certain economic risks and uncertainties. The company assumes no obligation to update or supplement these statements that become untrue because of subsequent events. Now I will turn the call over to Ben Schall.

Benjamin W. Schall

President, CEO & Director

Good morning, everyone, and thank you for joining us. On behalf of both companies and our Boards of Directors and trustees, Mark and I are extremely excited to announce the merger of equals between AvalonBay Communities and Equity Residential. This is a landmark combination, the largest merger in the modern REIT era and one that we believe creates a new and fundamentally stronger company with the capabilities, scale and balance sheet strength to redefine leadership in rental housing, enhance the experience of our residents and deliver structurally superior earnings growth, dividend growth and value creation for shareholders.

Our combination brings together 2 premier public apartment companies with complementary portfolios, spanning over 180,000 apartment homes and with a pro forma enterprise value of almost $70 billion, more than 2.5x the next closest peer.

With that said, we want to emphasize upfront that our combination is not about getting bigger just to be bigger. The opportunity is to create a meaningfully stronger company, a true newco that will draw on the foundational strengths of both organizations, while also bringing together a newly formed team, creating a new culture and building a differentiated set of capabilities that will drive a step function change in our growth profile relative to what either company could achieve on its own.

Both companies have built industry-leading platforms over many years with deep talent and associates who truly care strong cultures, operating discipline, development expertise and long-standing trusted relationships with residents, associates, communities and investors. Our ambition to build on those foundations to create a combined company that is stronger together, one that leverages its exceptional people and differentiated capabilities to unlock a structurally higher growth profile.

Stronger together starts by creating a durable operating advantage. Newco will be powered by a leading operating platform that leverages technology, AI, centralized services and leading regional teams enhancing the resident experience while driving operating efficiencies and margin expansion. Operational scale matters because it allows us to spread operating and technology investments across a much larger base of homes at a meaningfully lower cost per unit. It also provides greater data richness, stronger market knowledge and deeper within market density, all of which improve decision-making across leasing, maintenance, resident services, marketing, purchasing and capital allocation.

Stronger together also means further unleashing earnings growth and value creation through development. Combined company will have a near-term tailwind of over $4 billion of development under construction, more than 10,000 market rate and dedicated affordable apartments across 32 communities. Our intention is to accelerate and further grow our development activity to generate even stronger returns for shareholders while also increasing overall housing stock.

Every home we build creates construction jobs, supports local subcontractors and suppliers and expands the property tax base that funds schools, infrastructure and public services. Third, Stronger Together means combining 2 of the industry’s strongest balance sheets, 1 that will have robust access to capital, including over $2 billion of annual cash flow and self-funding capacity to deploy into external growth opportunities.

Our focus will be on allocating capital to those opportunities with the highest risk-adjusted returns from development to NOI enhancing reinvestment to acquisitions and other strategic opportunities. With a larger and more diverse asset base, combined with stronger internal and external growth, the combined company will be positioned for a more enduring cost of capital advantage to further facilitate future growth.

And finally, stronger together means drawing on the immense talent from both organizations. While we are not announcing the leadership team today, we expect the management team to include substantial representation from both companies as will be true down through the new organization. There’s a long-standing mutual respect that exists between both companies that creates the foundation for success together. Looking forward, we are excited to build on that foundation by investing in our people, adopting best practices that will position us as an employer of choice, and tapping into the next layers of leadership to pursue new areas of growth.

We also recognize that a combination of this size comes with responsibility to residents, to the communities where we operate and to the broader housing market. We welcome that responsibility. We have our track record and our commitments demonstrate that we take it seriously. I will now turn the call over to Mark.

Mark J. Parrell

President, CEO & Trustee

Thanks, Ben, and thanks to all of you for joining us today. On behalf of the Equity Residential Board and our entire team across the country, we are pleased to enter into this transaction to create the leading rental housing provider in country. At Equity Residential, we have spent more than 30 years innovating and creating value for shareholders and believe that this is a natural next step on that journey.

We are very proud of what we have accomplished as Equity Residential and very excited for this next chapter. For me, this will be the end of my time at the company after 27 years with the last 8 as its CEO and on the prior 11 year stint as CFO. I was honored to lead an outstanding equity residential team that always strive to do the right thing for our customers, our shareholders and for each other.

Thanks to all my equity residential colleagues for an amazing ride, and I am committed to working with Ben through this transition to put together 2 great teams that have a promising great future.

So why merge and why do it now? We see the rental housing industry as being at an important inflection point. First, the industry landscape has evolved, from the perspective of both EQR and AVB, the status quo is not an option. The sector has matured, and it is harder for larger part leads to truly differentiate. This has been particularly true for EQR and AVB, given similar approaches and strategies. And too often, relative performance is dictated by geography, which markets are stronger in a given year or even a given quarter.

This is not a sustainable way to consistently generate outsized returns. The investor landscape has also achieved with a continuing shift to ownership to index funds and generalists. To compete in this new world, one needs to become more relevant, and we see our greatly enhanced scale and distinct growth profile as providing that relevance and distinction.

We firmly believe that the next phase of our outperformance in our sector will be driven less by simply owning assets in the right markets in that particular year or quarter and more by having the capabilities to operate those assets better through cycles especially by applying cutting-edge technology at scale, having the ability to invest through cycles more effectively, being able to efficiently convert sale into sustainable earnings growth.

We also believe that the combined company will have a real cost of capital advantage over its public and private competitors. This should be different than the last 20 years, the private sector players and the broader industry benefited from declining interest rates and declining cap rates. The real estate economy no longer has the same tailwind from declining cap rates, and the combined company’s scale, ability to apply more technology faster to all areas of its business and its superior access to capital should provide a meaningful advantage relative to players in both the public and private rental housing space.

Companies that can demonstrate structurally higher growth, superior capital allocation and a stronger balance sheet as the combined company is uniquely positioned to do, should have greater flexibility to invest when opportunities emerge, and should win the return battle. I’m also excited to see the opportunities that the combined company creates for the fantastic teams from both companies.

Ben talked about the mutual respect and admiration that EQR and AVB have for each other. This has been forged through decades of competing against one another, solidified more than a decade ago when we partnered together to acquire the Archstone assets. Archstone was a large and complicated transaction both EQR and AVB came through it with flying colors. We expect the combination to be accretive to both Equity Residential and Avalon-based shareholders.

On a run rate basis, using 2026 core FFO guidance as a base, we expect similar accretion to both companies in the range of about 2%. From a governance and leadership perspective, the combined company will have a Board initially composed of 7 existing equity residential trustees and 7 existing AvalonBay Directors. Steve Sterrett, EQR’s lead independent trustee will serve as Chair of the new company.

Company will be dual headquartered in Chicago, Illinois, and Arlington, Virginia and will operate under a new name to be announced at closing. This is a combination built around shared ownership, shared governance and a shared opportunity to create the company and is stronger than either organization on its own. Now I’ll turn the call back over to Ben to take you through the presentation.

Benjamin W. Schall

President, CEO & Director

Thank you, Mark. I’m now going to go deeper into the combined company’s areas of opportunity. referencing select pages from the investor presentation that we posted earlier this morning. For our combination to be successful, we need the core to be strong. That means executing an integration extremely well protecting the resident experience, bringing together the best of both organizations and building a combined operating model that becomes the launch pad for future growth.

The first step in this process is to execute on an identified set of corporate and operational efficiencies as described on Slide 7.

We’re projecting $175 million of gross synergies from corporate overhead savings, property management, overhead efficiencies and property expense savings. After estimated real estate tax reassessments, we are expecting net synergies of $125 million. We expect $125 million of run rate annual operating synergies to be fully in place by the end of 18 months with more than 85% in place by the end of 2027.

These synergies are the first rotation of the flywheel, the foundation from which we will invest and grow. As described on Slide 9, the next rotations of the flywheel will be driven by further leveraging the combined company’s differentiated capabilities. Operating scale and margin improvement along with a larger and more diversified asset base will drive superior internal growth. Those operational benefits also drive stronger returns on new investments, further allowing us to leverage the combined company’s market presence, capabilities and local teams to serve as unique development and investment opportunities, all leading to superior external growth.

Duo’s ability to consistently drive superior internal growth and superior external growth will translate into an enduring cost of capital advantage which we can then utilize to facilitate future accretive growth, accelerating flywheel and action. Zooming in closer on the operating platform, Northern California provides an example of what market depth makes possible, as highlighted on Slide 11. Combined company with 84 communities and approximately 24,000 homes in the region. When you have that kind of depth, the operating model changes in very tangible ways.

Data becomes richer, decision-making improves, regional leaders can manage with better visibility and span of control, teams can become more specialized, more activity can be in-sourced or centralized, marketing and purchasing become more efficient, outcomes are concrete, lower operating expenses per unit, enhanced resident experiences and improved operating margins.

With approximately 95% market overlap, this is how we will drive enhanced margins and drive additional NOI, region by region. And as we add homes to the platform in the future via new investments, we’ll bring them on at an even lower marginal cost, including the return profile of future growth while enabling us to deliver better service to residents.

Another critical advantage that the combined company will have is our ability to further accelerate the piloting and adoption of new technologies and to spread those costs across a wider portfolio.

Slide 12 highlights AVB and EQR’s very successful joint history with EliseAI, which allowed us to bring conversational AI to the vast majority of our prospective residents, a partnership that is now expanding to utilize AI tools to communicate across the full customer journey. The broader point is that NewCo will have the scale and capacity to invest in the next frontier of operations at a meaningfully lower cost per unit than competitors.

We can identify emerging technologies, how them across a meaningful platform, scale what works and spread the cost across a much larger base of homes. That investment benefits residents directly, faster response times, better digital tools, more consistent service, while also driving the operating efficiencies that benefit shareholders. We also expect a broader and richer set of data to optimize our operating and investment decisions and outcomes as highlighted on Slide 13.

The combined company will have proprietary data from decades of interactions with residents, including over 60 million pieces of customer feedback. Our scale will allow us to mine these data sets to better serve customers, provide our associates with higher quality data for real-time decision-making and inform new investment decisions.

Let’s now turn to developments role in driving growth. Moving to Slide 14. NewCo will have approximately $4.4 billion of development in progress, representing roughly 10,800 homes with projected initial stabilized yields above 6%. That creates embedded growth over the next several years. But I want to be clear about what this development pipeline also represents beyond the financial returns.

UCO will be one of the country’s leading creators of new rental housing in a country with a significant and well-documented housing shortage that matters. We’re not just building earnings growth, we are building housing supply that communities need. And we are confident that we can meaningfully grow the development platform from here, through an improved cost structure from a larger pipeline, improved operating margins that allow more development to underwrite favorably and deeper relationships with third-party developers.

Beyond what we have under construction, combined company has approximately $4.2 billion of development rights, representing roughly 9,800 homes. More than half of that future pipeline includes affordable and mixed income components reflecting a genuine commitment to be part of the housing solution.

As Mark noted and is emphasized on Slide 15, we also believe cost of capital will be a more important differentiator in the years ahead. companies with scale, balance sheet strength and structurally higher growth will have greater flexibility to invest when opportunities arise.

For NewCo, capital allocation will be a core capability, not just having more capital by deploying it to the highest risk-adjusted returns across development, acquisitions, reinvestment and across markets, submarkets, product types and price points.

Moving to Slide 16 and to bring us to a close on our prepared remarks. In year 1, success is about integration excellence, a CMOS day 1, meaningful progress on synergies and a team operating as one. That is the foundation everything else is built on.

And I want to be direct about what it means for our residents. They should experience no disruption, people they know, the service they expect, communities they call home, all of that continues without interruption.

In years 2 and 3, success means platform acceleration, combined operating model, delivering margin expansion, development starts meaningfully skilled and technology and AI advantages compounding across the portfolio. And over time, success means market leadership, providing superior rental housing solutions and customer service to residents expanding housing supply, delivering superior earnings growth and total shareholder performance for our shareholders.

A company that is recognized not just for its superior financial performance, but for the quality of homes it provides and the communities it invest in. We are extremely excited by the opportunity in front of us. And with that, we appreciate your time today. We’re happy to take your questions.

Question and Answer

Operator

[Operator Instructions] Our first question comes from the line of Eric Wolff with Citi.

Nicholas Gregory Joseph

Citigroup Inc., Research Division

It’s Nick Joseph here with Eric. Mark, I appreciate your comments on, I guess, the apartment sector broadly and challenges for the companies in terms of differentiation and driving alpha. So can you just walk through why this merger versus different alternatives, either leading into more asset sales and buying back stock or a larger company sale? And then did you explore other alternatives as part of this process?

Mark J. Parrell

President, CEO & Trustee

Thanks for that question, Nick. We’re going to save some of those details for the proxy. I want to leave you that to enjoy later. But certainly, the idea of doing stock buybacks isn’t something newco dismisses either, but the ability to create perpetual continuous earnings growth from these operational improvements from a better cost of capital, giving us better capital allocation decisions, development and otherwise.

And then otherwise all the other things that Eco can unlock that Ben just went through is it’s very attractive to our Board, and I think very attractive to our shareholders. So we do see this combination as unique among the choices the company had because of its ability to accelerate earnings growth through the years, and again, we think the integration efforts here will be relatively straightforward given the very similar cultures, a lot of similarity in systems. We’re ready for the challenge. We’re excited for that. And I think it’s going to be again, a growth accelerant for our shareholders.

Benjamin W. Schall

President, CEO & Director

And Nick, from an AvalonBay perspective, I want to emphasize again, the trust and respect that exists across the organization, top down. That’s a key ingredient here. Mark just touched on the complementary natures of these businesses, which is part of what gives us confidence as we think about integration and then and moving forward with this new company. And then the other part is it’s complementary but it’s also very differentiating, right?

The ability here to create a truly differentiated model where we can lean into a set of capabilities to deliver a structurally higher level of growth that’s beyond what either of our companies is going to deliver today, and that’s what we’re excited about going forward.

Eric Jon Wolfe

Citigroup Inc., Research Division

It’s Eric. Can you give us, I guess, along the same lines, can you just talk about what’s in that sort of portfolio NOI synergies? I think it goes back to what you were just saying about operating at a sort of higher level. And then you kind of gave the time line to achieve, I think, the overall synergies, but just curious for the specific bucket, when you might be able to achieve those?

Benjamin W. Schall

President, CEO & Director

Sure. And for folks reference, if you go to Slide 7 in the presentation, we have a breakdown of synergies across corporate overhead, property management overhead and portfolio NOI. The core part here and the enduring part are the efficiencies that we can create going forward. And that very much is driven out of what I refer to as the ecosystem of leveraging technology centralized services and the neighborhood benefits. When you think about the 2 companies together, right, that opportunity is on steroids, right?

We can really, really lean in — so on the operating side, I’m particularly excited about the future opportunities from technology. I mean, the NewCo is going to be positioned to be able to make investments both at levels and in ways really that very few competitors will be able to make. And so we’ll continue to lean in there to really strengthen that ecosystem.

So that’s the bulk of what’s driving it. With respect to timing, as I said in the prepared remarks, for the $125 million of net synergies will be in place by the end of 18 months, and we expect the bulk of it to be in place by the end of 2027.

Mark J. Parrell

President, CEO & Trustee

If I could just check on just a little because it’s sort of a little bit of storytelling — there’s a slide in the deck about LAI, which is a company that both Equity Residential and AvalonBay have been involved with. And that’s excellent efficiency discussion because it’s something that because of the technology involved is very powerful. It’s also very expensive to develop this kind of software. So Equity Residential is co-developing it with the software firm and that will be sold that product will be we won’t own it.

And UCowill have the ability to create those kind of products on its own, and either resell them to the industry more broadly or keep it for its own benefit. So there are things that YUGO will be uniquely able to do and accelerate even beyond the numbers on the page benches that I think are really special, like invest in technology at scale that even at the size Equity Residential or AvalonBay is right now, we just can’t do.

It’s just not possible that I think in the future NewCo will be able to do.

Operator

Our next question comes from the line of Adam Kramer with Morgan Stanley.

Adam Kramer

Morgan Stanley, Research Division

Maybe just on packing synergies a little bit more. I was wondering sort of if you could double-click on maybe the scale benefits of what a combined company would look like, right? If I just look at sort of the Boston or broader Massachusetts exposure, I think it would be 16,000, 17,000 units on a combined basis or maybe that same store, but thereabouts, side sort of look at what would be the efficiencies of having that sort of exposure versus 7,000 or 10,000 on a stand-alone basis, right?

I think you guys as sort of being really good operators try having already done the podding other efficiencies over time. So what would sort of be the added benefits you added efficiencies from a property management perspective on a combined basis?

Benjamin W. Schall

President, CEO & Director

Yes. Thanks for that, Adam. And let’s use Northern California, which we have on Slide 11 in the presentation as an example, the 2 companies together are going to have over 80 communities, over 20,000 units, real market depth. I do comment that — it sounds like a lot, but in terms of its percentage of overall stock, it’s still only 3% of overall stock. But when we think about putting this to portfolio together and to my comments about combining it with the technology and centralization benefits, we will be able to drive real operating efficiencies.

And we’ve underwritten a component of that in our synergy numbers, but that is just a start, right? There’s definitely more to come over time. In terms of more specifics as we think about what comes from this market depth, obviously, more and more data, right?

It helps improve our decision-making, enhance span of control for regional leaders. Right? So we think about a regional leader being able to handle a wider portfolio of assets. Having teams in these markets where you can have certain routes who can specialize just in certain functions, right? They’re really good at this 1 function, and they can then take that across a broader portfolio. And there are, for sure, economies of scale. right?

Think about marketing, right? A great example. And the ability for NewCo, and we will have a new name for NewCo. We think about Newco’s reach, right, in its presence, particularly online, think about NewCo’s reach in the world of AI search, all of that will be very powerful as we look ahead.

Operator

Our next question comes from the line of Steve Sakwa with Evercore ISI.

Stephen Thomas Sakwa

Evercore ISI Institutional Equities, Research Division

I was wondering if you could just maybe touch on the Prop 13 impact. I know you got a $50 million sort of placeholder here. is that applicable to just 1 of the 2 companies? I mean, obviously, 1 is the buyer and effectively 1 as a seller here. So I guess, just how do we sort of think about that $50 million? And what do you think the timing of that is to kind of bleed into the pro forma financials?

Mark J. Parrell

President, CEO & Trustee

Steve, it’s Mark. So we did put in a $50 million estimate on Page 7. That is under the assumption that Alana, as we said, will merge into the equity residential legal structure. So that would be how the transfer taxes and property tax reassessment would be triggered. It’s almost entirely California, that there are some other states. So there is back and forth there. There is — I mean this estimate is just that, an estimate.

So I would say, Steve, once the transaction is concluded, there’s going to be a back and forth with assessors. We have very capable teams that will have those very robust conversations. So we think 50 is a good estimate, but again, there will be some back and forth. As Ben said, it’s kind of an 18-month process for the synergies. It’s also, frankly, probably an 18-month to 2-year process of determining the final landing point on some of these property tax reassessment issues.

Operator

Thank you. Our next question comes from the line of John Pawlowski with Green Street.

John Joseph Pawlowski

Green Street Advisors, LLC, Research Division

I had a follow-up on Eric’s question on the $60 million in NOI synergies. One, are there any revenue synergies embedded in that number? And then two, I couldn’t tell from your comments whether these are costs that the current stand-alone companies are incurring today that are visible that you can cut? Or it’s more speculation on AI and other costs, you would have to spend if you went alone down the line that you think will be unlocked. So it’s more speculative in terms of cost savings timeline?

Benjamin W. Schall

President, CEO & Director

Yes. Thanks for that, John. So again, referencing Slide 11, the figures here, we’ve got pretty detailed road maps for each one of these components, including on a property management overhead and portfolio NOI. So these are tangible out of the gate, we’re executing types of items. As I said before, this is just a starting point. And so your comments about sort of places where we’re making further investments very much, this is a consistent road map of driving stronger and stronger operating margins over time.

And then the second piece of your question, about 80% of this NOI is expense-driven. The other 20% is in the service revenue component and give you one example. We have a furnished housing program that we think has opportunities to bring to the wider portfolio. And so we’ve underwritten some dollars associated with that uplift.

Operator

Our next question comes from the line of John Kim with BMO Capital Markets.

John P. Kim

BMO Capital Markets Equity Research

I guess 1 of the hurdles of being a larger company. is the impact of developments. So I’m wondering if you could talk about if you could grow the development pipeline to be a larger percentage of your enterprise value so that it has a more meaningful impact to earnings.

And 1 has been focusing a lot on suburban development. I’m wondering if this changes your strategy in terms of where you developed and at what price point?

Benjamin W. Schall

President, CEO & Director

Yes. Thanks, John. So from a development perspective, I’d say the baseline is to double the level of activity that both the companies have going on today. And the ambition is to find opportunities where we can grow even further to generate a larger portion of external growth. And I talked about some of the potential reasons for that. One of them being with a stronger operating model, we’ll be able to deliver stronger returns.

And so inherently, there are more projects that will underwrite, right? We’ll be best positioned to execute on more projects — another way to put it, we’ll be best positioned to get a larger portion of the share development that’s happening in these markets. In terms of suburban, urban, where there’s capital heads, I think guys both companies have been, right, we’re going to focus capital and where the highest risk-adjusted returns are. And that will change, right, over time, and that happens at the market level, market level, product, price point, and that’s definitely a commitment going forward.

Operator

Our next question comes from the line of Alexander Goldfarb with Piper Sandler.

Alexander David Goldfarb

Piper Sandler & Co., Research Division

Congrats, Ben and Mark, wish you best in retirement. So just a bigger question and you highlighted it with the comments on housing and affordability. Clearly, more politicalized environment. Real estate tends to not be subject to antitrust and all that fun stuff. But just if you could provide some thoughts given the climate, if there’s any concern over regulators or antitrust or anything like that, that’s going on currently?

Mark J. Parrell

President, CEO & Trustee

Yes, Alex, Mark Parrell. Thanks for that question. So we think of this deal as very pro housing, because as Ben elaborated, it’s very pro housing supply. So there’ll certainly be people throwing rocks and such, but this deal is helpful overall through the amount of housing production in our country.

In no market, are we more than 2% or 3% of the competitive stock — to be kind of approved, there is no requirement, no filing, no concern you particularly have, but you do need to fight a PR battle, and we’re very prepared for that. We think we have the high ground. This is going to be the largest or one of the very largest rental housing producers in the country.

We invest together $500 million, $600 million of capital in our existing properties every year to maintain them. I mean we are very good corporate citizens, and we’re excited to make that argument over the next few months.

Operator

Thank you. Our next question comes from the line of Rich Hightower with Barclays.

Richard Allen Hightower

Barclays Bank PLC, Research Division

Congrats on getting this thus far. And again, congrats to Mark on a great career. Obviously, we’ve covered a lot of ground this morning. But I guess as I look at the sort of pro forma market mix for both companies. Are there markets that stick out as being overly concentrated or not? And then how does the expansion market strategy for both companies overlay onto this transaction?

Benjamin W. Schall

President, CEO & Director

Yes. Thanks for that, Rich. Out of the gate, we think we’ve got a very well-positioned portfolio, very well positioned to capture demand heading forward. We come into it with the expectation that we’re going to continue to grow in all of these markets via development via investments, and that’s true. And established regions collectively for the company and each of our expansion reasons. I do expect over time as you — as I hope you would expect, we’ll go through a process.

We’ll have a lot more data. We think about each submarket and market differently when you roll in the benefits of neighborhooding right, that could potentially lead to some different decisions. But really, the emphasis will be in and around just continuing to optimize the portfolio for superior growth. and that will be an element of kind of top-down direction as we spend more time on the collective portfolio and then also asset and bottoms up.

And so you’ll continue to see that refinement for us. And you should expect it in a company of this size and scale where we’re investing a lot of dollars, and we’re also going to want to be recycling capital into new investments as we look forward.

Operator

Our next question comes from the line of Nick Yulico with Scotiabank.

Nicholas Philip Yulico

Scotiabank Global Banking and Markets, Research Division

So question is, clearly, there’s a lot of operating synergies that you laid out here, which are substantial, and there’s a benefit to immediate FFO accretion. I guess my question is how the companies are thinking about driving improved FFO growth over time as a combined entity, and what I’m wondering is if there’s a way to kind of use your platform here to consolidate more of the private market?

Are you thinking about third-party management business, a fund business. Any other sort of opportunity to kind of use this combined best-in-breed platform to help drive sort of better earnings growth over time, which I think it sounds like was one of the reasons for the merger, as you guys gave some significant thought to that and the Board as well on driving better stock valuations.

Benjamin W. Schall

President, CEO & Director

Definitely. The short answer is yes, right? The premise here is this company, we’re going to get the core right, have a set of differentiated capabilities and use that as the launch pad for a supercharged level of growth and a series of areas that you just ran through, I consider all of those potential opportunities. I do think about the power of the combined company just having an expanded market presence, more relevant to public equity investors, also more relevant to private capital investors.

You’re seeing a number of the large-scale REITs move in that direction. So that’s an opportunity we can consider down the road to have a set of capabilities, both on the operating side and the investment side. We’re going to want to translate that into a cost of capital advantage and put that cost of capital advantage to work to increase further and further scale.

Operator

Our next question comes from the line of Michael Goldsmith with UBS.

Michael Goldsmith

UBS Investment Bank, Research Division

Both sides have historically talked about wanting to achieve margin expansion, but margins have been stuck kind of right around 70%. So do you think this gives you the scale to help push through that ceiling?

Mark J. Parrell

President, CEO & Trustee

I’m going to start. It’s Mark. Part of the conversation about margin is about revenue growth, frankly, not being particularly good the last couple of years. If you look at expense growth, especially controllable expense growth has been better. And I think NewCo is positioned to have even better controllable expense growth going forward. So I think that’s part, Michael, of the margin discussion. On the revenue side, again, it is mostly about raising rents above market as much as it is providing other services, as Ben said, to our residents that they want.

Voltcable was a great example, bulk Internet pardon me, of that. Ben gave another example. Certainly, we could provide property-level insurance to people. They need that service. We can provide it over scale better insurance is a statistical game helped by having larger numbers. So there’s just so many levers to pull here on the helpful revenue side, I’ll call it, and on the expense side. we expect that whatever the natural rate of revenue growth is and whatever the natural rate of expense growth is, will be higher or lower, respectively, than those numbers and drive the machine that will give us better margins to do investment activity, as Ben just elaborated in the prior question.

Benjamin W. Schall

President, CEO & Director

Yes. And Michael, my one addition to that is I do very much see this combination as this is a breakout type of moment. And as it relates to operating margins, when you think about this level of scale, the cost of bringing on that next asset, right, that marginal cost, take it across in terms of stating technology, right, becomes very, very low. And so part of it is unlocking that next future wave of growth, which then as an overall basis, bring down our expense structure over time.

Operator

Our next question comes from the line of Haendel St. Juste with Mizuho Securities.

Haendel Emmanuel St. Juste

Mizuho Securities USA LLC, Research Division

I wanted to go back to Richard’s earlier question about the expansion market. You each had a preexisting goal of getting to about 20%, 25% exposure there. Curious how this kind of stacks up amongst your near-term priorities if this deal clearly makes that a bit more challenging. And then just a question on the closing here.

Is it what are the important things to focus on? Is it just the proxy? When do you expect to hold the votes? Any regulatory reviews expected to occur?

Benjamin W. Schall

President, CEO & Director

Sure. Let me take the second part there first. I expect it to be a fairly normal course process in the next 30 to 45 days, we’ll file the proxy. I don’t know then go through the normal SEC review. We’ve commented that we’re expecting a close in the second half of this year, and it’s not subject to any regulatory types of approvals.

On your first question on the expansion markets, I do expect the combined company to continue to grow in those markets. And as everyone knows, it’s a select set of markets and submarkets and positioning there. We’re not, at this point, putting out new portfolio allocation targets for the new company.

Going back to my comments earlier, that will be part of the process as we go through and book at a very top-down level and in a very detailed kind of asset by asset, submarket by submarket level to determine what we think is the optimized target portfolio allocation that we can set Newco’s sites on.

Operator

Our next question comes from the line of Julian Blouin with Goldman Sachs.

Julien Blouin

Goldman Sachs Group, Inc., Research Division

I was wondering if you could maybe dig into a little bit more the advantage you get from a larger proprietary data set and specifically, sort of like how does that maybe today is that advantage versus, I don’t know, 5, 10 years ago? And how do you see that really sort of playing out?

Benjamin W. Schall

President, CEO & Director

Yes. The — I mean, the increasing power of data analytics connected with AI tools is a momentous 1 and 1 that we’re — both companies have sort of been headed down the path on. One, this just gives us double the amount of proprietary data to mine — and if you go to Slide 13, you can see some of the statistics we put together over the last, call it, couple of decades, 4 million lease transactions, 9 million service requests, 60 million touch points in terms of customer feedback right? So when you think about then applying that, way we think about it, there’s a set of operational outcomes and there’s a set of investment outcomes and the operational outcomes that we’ve highlighted and think about optimizing renewals and concession activity.

Doing a better job or sort of a more refined approach to demand forecasting, predictive analytics as it relates to CapEx. All of that is helping drive superior internal growth. And then on the investment side, having just more data, more touch points, we really do feel like the next chapter here is to take that data and apply it even further to our investment decisions, and help drive when we talk about driving it the highest risk-adjusted returns, right, really looking at that and doing that across different types of capital allocation and also different markets, submarkets, price points and product all of it being very much data informed.

And so the collective power that we have together and then the ability to invest in that data analytics capability is markedly different. I put this very much in the category. There are not going to be many other platforms that are going to have the size, scale and opportunity and invest the ways that we are in data analytics, and I see that as a key driver of our success going forward.

Operator

Our next question comes from the line of Rich Anderson with Cantor Fitzgerald.

Richard Charles Anderson

Cantor Fitzgerald & Co., Research Division

And congratulations, everyone, particularly Mark, Job well done. So I wanted to go back, Mark, you mentioned the Archstone shared Archstone acquisition with AvalonBay. And both of your companies are a product of past M&A activity, whether it’s Maryland or Evans or the Avalon and Bay merger in 1998. But I’m curious how that history of M&A activity informed this ultimate decision to come together? How much did that play a role in your process, or is it just, is that history just too far back to have mattered in the decision tree that you went through in the present tense?

Benjamin W. Schall

President, CEO & Director

I’m going to split that up. I mean we’re not doing M&A for M&A’s sake. This deal had a moment, and this moment is now. And we’ve talked about those reasons that I think Rich are pretty evident here, the operational benefits, the data richness, capital allocation, efficacy and the ability to sort of do some new and settle things like third-party management and otherwise.

The history does help. There’s a lot of us here together doing this deal that worked together on Archstone. So it just creates this sort of shared culture of directness and honesty when you’re doing a complicated deal like this. So I would say that, that shared history was helpful because it just allowed us to be more efficient.

A lot of this process was, of course, complex, but we were able to get through it because everyone here has got a sense of goodwill, knows each other well. or many of us know each other well from Archstone. And Ben and I have gotten to know each other very well over the last 5 years in being in our industry. So I think that shared history helped to make the process easier, but the moment wasn’t driven by M&A. It was driven just the opportunity to do to be better, to be bigger, but better is what I think really drove it as opposed to just M&A for M&A’s sake.

Operator

Thank you. Our next question comes from the line of Omotayo Okusanya with Deutsche Bank.

Omotayo Tejumade Okusanya

Deutsche Bank AG, Research Division

I wanted to kind of go back to this idea around the regulatory environment. Again, it’s just been really noisy the real page settlement on the single-family for rent side, a lot of those guys own less than 1% of the industry, but yet they may be barred from buying homes going forward. But yet a big part of the argument for this deal is kind of big row will get you better, but I think right now, regulators look at that, I kind of say bigger has not been better for the average consumer and kind of pushing back against that concept on the residential side.

So I just would love to kind of hear your thoughts a little bit more about from a regulatory perspective, how do you kind of expect to avoid some other potential pushback that could come to the deal?

Benjamin W. Schall

President, CEO & Director

Yes, thanks. A couple of major themes there. One is we very much see the combined company as part of the solution here. And again, the combined company is going to be 1 of the larger creators of new housing in our markets. Beyond that, I do want to touch on we —both companies have a history, and we’re long-term owners.

We’ve got regional teams that are embedded in those markets, right? Long-standing relationships with nonprofit partners, including on the affordable housing side, long-standing relationships with local governments. They come to us when they want multifamily build in their markets. And so we have that reputation coming in. And then we also highlighted in the — in our press release, we’re going to build on our prior commitments as it relates to affordable housing with some new initiatives, and we’re launching a seed fund to help nonprofit developers get more affordable housing built.

We’ll be expanding our relationships with affordable housing and nonprofit developers as we think about preserving affordable housing in our marketplaces. So we’re very much here to be part of the solution, create new housing and partner with local municipalities and communities.

Operator

Our next question comes from the line of Alex Kim with Zelman & Associates.

Alex Kim

Zelman & Associates LLC

Thanks for all the detail that you’ve provided on the synergies. I was curious what are the biggest execution risk to achieving the time line that you laid out? And which synergy category carries the most integration risk?

Benjamin W. Schall

President, CEO & Director

We feel — thanks for that, Alex. We feel pretty confident in the upfront synergy numbers that we’ve identified. Again, we’ve got — the collective teams have gone into a lot of detail here, have detailed road maps mapped out month by month, the bid next part, which I’m excited about, spending a lot of time getting to know the EQR teams, getting our teams together, and get the next step going here as it relates to the integration.

And when we get the closing, day 1, we want to be out on a sprint, right? No disruption to the business, but more importantly, right, we’re moving. And so I’m excited to take that next step together and to bring the 2 companies together and embark on that journey.

Operator

Thank you. Ladies and gentlemen, that concludes our question-and-answer session. I’ll turn the floor back to Mr. Schall for any final comments.

Benjamin W. Schall

President, CEO & Director

Thank you, Mark. I appreciate your partnership. Congratulations to both companies, to our associates. Thank you for your commitment, your leadership, your dedication. Very excited to embark on this next journey for both of the companies and to launch NewCo as one of the country’s great real estate companies. Thank you for your time.

Operator

Thank you. This concludes today’s conference call. You may disconnect your lines at this time. Thank you for your participation.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which Equity Residential and AvalonBay Communities, Inc. (“AvalonBay”) operate, as well as beliefs and assumptions of Equity Residential and AvalonBay. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that Equity Residential or AvalonBay expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between Equity Residential and AvalonBay, multifamily market conditions, development, redevelopment, acquisition or disposition activity, general conditions in the geographic areas where Equity Residential and AvalonBay operate and Equity Residential’s and AvalonBay’s respective debt, capital structure and financial position. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to Equity Residential’s and AvalonBay’s ability to obtain the required respective shareholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that Equity Residential’s and AvalonBay’s businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against Equity Residential, AvalonBay or their trustees, directors, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of Equity Residential and AvalonBay management from ongoing business operations, will harm Equity Residential’s and AvalonBay’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact Equity Residential’s and AvalonBay’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring Equity Residential or AvalonBay to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of Equity Residential and AvalonBay to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Equity Residential common shares to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect Equity Residential’s or AvalonBay’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments, including the level of new multifamily communities construction and development, government regulations and competition; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting Equity Residential’s and AvalonBay’s properties; (xix) risks associated with acquisitions, dispositions, development and redevelopment of properties; (xx) increased costs of labor and construction material; (xxi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in Equity Residential’s and AvalonBay’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by Equity Residential or AvalonBay, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Joint Proxy Statement/Prospectus (each as defined below) that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither Equity Residential nor AvalonBay undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if Equity Residential’s and AvalonBay’s underlying assumptions prove to be incorrect, Equity Residential’s, AvalonBay’s and the combined company’s actual results may vary materially from what Equity Residential or AvalonBay may have expressed or implied by these forward-looking statements. Equity Residential and AvalonBay caution not to place undue reliance on any of Equity Residential’s or AvalonBay’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect Equity Residential or AvalonBay.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between Equity Residential and AvalonBay, Equity Residential intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Equity Residential and AvalonBay that also constitutes a prospectus of Equity Residential (the “Joint Proxy Statement/Prospectus”). A definitive Joint Proxy Statement/Prospectus will be mailed to Equity Residential’s shareholders and AvalonBay’s stockholders seeking their respective approval of the proposed transaction and other related matters. Each of Equity Residential and AvalonBay may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that Equity Residential or AvalonBay (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQUITY RESIDENTIAL AND AVALONBAY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by Equity Residential and AvalonBay, which contain important information, through the website maintained by the SEC at www.sec.gov. The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential – Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888-879-6356 or by email at investorrelations@eqr.com. The documents filed by AvalonBay with the SEC may be obtained free of charge by accessing the “Investors” section of AvalonBay’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com.

Participants in the Solicitation

Equity Residential, AvalonBay, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from Equity Residential’s and AvalonBay’s shareholders in respect of the proposed transaction. Information about the directors and executive officers of AvalonBay, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AvalonBay’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April 6,  2026, and in AvalonBay’s Annual Report on Form 10-K for the fiscal year ended December  31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical Information and Qualifications of

Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April  14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December  31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders or the holdings of AvalonBay’s securities by its directors or executive officers have changed since the amounts set forth in AvalonBay’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. Investors may obtain free copies of these documents from Equity Residential or AvalonBay using the sources indicated above.